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                             SUBSCRIPTION AGREEMENT

     Monetta Fund, Inc., a Maryland corporation (the "Fund"), and William Simpson (the "Purchaser") agree with each other as follows:

     1. Proposed Settlement of Common Stock. The Fund proposes to issue and sell to the public common Stock of the Fund pursuant to a Registration Statement on Form N-1A (the "Registration Statement") filed with the Securities and Exchange Commission. In order to provide the fund with a net worth of at least $100,000 as required by Section 14 of the Investment Company Act of 1940, as amended, the Fund hereby offers 10,000 shares of Common Stock of the Fund at a price of $10.00 per share for purchase prior to the effective date of the Registration Statement.

     2. Purchase of Shares. The Purchaser agrees to purchase $10.00 shares of the Fund's Common Stock at a purchase price of $10.00 per share. The Purchaser will make payment for such shares to be purchased by him on a date specified by the Fund prior to the effective date of the Registration Statement.

     3. Purchase for Investment. The Purchaser represents and warrants to the Fund that such shares are being acquired by it for investment and not with a view to the resale or further distribution thereof.

     4. Assignment. The rights and obligations of the Purchaser to purchase some or all of the shares as set forth herein may be assigned to up to five persons, provided that such assignees are acceptable to the Fund.
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     IN WITNESS WHEREOF, the parties hereto have caused their respective officers thereunto duly authorized to set their hands this ____ day of _________, 1985.

                                MONETTA FUND, INC.


                                BY: /s/ Robert S. Bacarella
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                                PURCHASER


                                BY: /s/ William S. Simpson
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